UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT EVENT

BBVA´s Board of Directors has resolved today to call the Annual General Meeting of Shareholders to be held in Bilbao, at Palacio Euskalduna, calle Abandoibarra number 4 on 12th March 2015, at 12:00 at first summons, and in the same place and at the same time on 13th March 2015 at second summons. It will have the agenda attached.

Madrid, 3rd February 2015

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AGENDA

ONE.- Financial statements, profit allocation and corporate management:

1.1 Examination and approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group corresponding to the year ending on 31 December 2014.

1.2. Approval of the allocation of the 2014 profit or losses.

1.3 Approval of corporate management during 2014.

TWO.- Adoption of the following resolutions regarding the re-election and appointment of members to the Board of Directors:

2.1 Re-election of Mr. José Antonio Fernández Rivero

2.2. Re-election of Mrs. Belén Garijo López

2.3 Re-election of Mr. José Maldonado Ramos

2.4 Re-election of Mr. Juan Pi Llorens

2.5 Appointment of Mr. José Miguel Andrés Torrecillas

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Conferral on the Board of Directors of the authority to issue, directly or through subsidiary companies with the Bank’s guarantee, financial instruments of any sort that recognise or create debt of any class or nature, not convertible into newly issued shares, up to a maximum nominal amount of two hundred and fifty billion euros (€250,000,000,000).

FOUR.- Approve four capital increases to be charged to reserves in order to implement the BBVA shareholder remuneration system called “Dividend Option”:

4.1 Increase the share capital, charged to voluntary reserves, according to the terms of the resolution by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently in circulation. Commitment to purchase shareholders’ free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. Conferral of authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and foreign organisms for admitting negotiations for new shares on the Spanish and foreign Securities Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. shares are traded in the required manner for each one.

4.2 Increase the share capital, charged to voluntary reserves, according to the terms of the resolution by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently in circulation. Commitment to purchase shareholders’ free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. Conferral of authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and foreign organisms for admitting negotiations for new shares on the Spanish and foreign Securities Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. shares are traded in the required manner for each one.

4.3 Increase the share capital, charged to voluntary reserves, according to the terms of the resolution by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently in circulation. Commitment to purchase shareholders’ free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. Conferral of authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and foreign organisms for admitting negotiations for new shares on the Spanish and foreign Securities Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. shares are traded in the required manner for each one.

4.4 Increase the share capital, charged to voluntary reserves, according to the terms of the resolution by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently in circulation. Commitment to purchase shareholders’ free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. Conferral of authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and foreign organisms for admitting negotiations for new shares on the Spanish and foreign Securities Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. shares are traded in the required manner for each one.

FIVE.- Approve the amendment of the Company Bylaws:

5.1 Approve the amendment of the following articles of the Company Bylaws concerning the General Meeting to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Law 31/2014 of 3 December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 20. Announcement; Article 24. Representation to attend the Meeting; Article 29. Shareholders’ right to information; and Article 30. Powers of the General Meeting.

5.2 Approve the creation of a new Article 39 bis regarding the Lead Director, and the amendment of the following articles in the Company Bylaws, all concerning the operations of the Board of Directions and the Executive Committee, to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Law 31/2014 of 3 December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 37. Vacancies; Article 40. Board Meeting and Announcement; Article 42. Representation to attend the Board; and Article 46. Meeting and Powers (of the Executive Committee).

5.3 Approve the amendment of Article 48 of the Company Bylaws concerning Audit Committee for incorporating the contemplation of committees that must be established by law therein in light of new developments in legislation, including, in particular, Law 31/2014 of 3 December, which amends the Corporate Enterprises Act insofar as improving corporate governance.

SIX.- Approve the amendment of the following articles of the General Shareholders Meeting Regulations to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Law 31/2014 of 3 December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 3. Powers of the General Meeting; Article 4. Announcement; Article 5. Publication of the announcement; Article 5 bis. Supplement to the announcement and new agreement proposals; Article 6. Shareholders’ right to information prior to the meeting; and Article 9. Representation to attend the Meeting.

SEVEN.- Approval of the Remuneration Policy for Board Members of BBVA, which includes maximum number of shares to be delivered through its execution.

EIGHT.- Approval of the extension of the group of employees to whom the maximum limit of variable remuneration of up to 200% of the fixed component is applicable.

NINE.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group in 2015.

TEN.- Conferral of authority on the Board of Directors, which may in turn delegate such authority, to formalise, correct, interpret and implement the decisions adopted by the General Meeting.

ELEVEN.- Consultative vote on the Annual Report on Directors’ Remuneration of BBVA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 3, 2015	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized Representative